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                                                                 EXHIBIT (a)(6)


NEWS RELEASE

                  ATRION CORPORATION TO COMMENCE TENDER OFFER
                  FOR UP TO 500,000 SHARES OF ITS COMMON STOCK

     ALLEN, Texas (November 13, 1998) - Atrion Corporation (Nasdaq/NM-ATRI) announced today that it will commence a Dutch Auction issuer tender offer to purchase for cash up to 500,000 shares of its issued and outstanding common stock, par value $.10 per share. The tender offer will begin Monday, November 16, 1998, and will expire, unless extended, at 5:00 p.m., New York City time, on Tuesday, December 15, 1998.

     Terms of the tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, invite the Company's stockholders to tender up to 500,000 shares of the Company's common stock to the Company at prices not greater than $9.00 nor less than $7.00 per share, as specified by the tendering stockholders. The offer is subject to certain conditions. The Company will, subject to the terms and conditions of the offer, determine the lowest single per share price (not greater than $9.00 nor less than $7.00 per share) net to the seller in cash that will allow it to purchase 500,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Such lowest single per share price will be the purchase price the Company will pay for all shares validly tendered at prices at or below such purchase price and not withdrawn, subject to the terms and conditions of the offer. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 500,000 shares pursuant to the offer.

     Emile A. Battat, Chairman of Atrion, said: "We believe that our Company's stock is undervalued and that the repurchase is an attractive use of Atrion's financial resources."

     This news release is neither an offer to purchase nor a solicitation of an offer to sell the Company's common stock. The offer is made only by the Offer to Purchase dated November 16, 1998 and the related Letter of Transmittal. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to stockholders of record of the Company's common stock and will also be made available for distribution to beneficial owners of such common stock.

     On November 12, 1998, the closing price of the Company's common stock was $6.875 per share.

     The Depositary is American Stock Transfer & Trust Company and the Information Agent is Georgeson & Company Inc. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained from Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005.
Telephone: (800) 223-2064.

      CONTACT:    Jeffery Strickland
                  Vice President and Chief Financial Officer
                  (972) 390-9800